FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of December

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




15 December 2005

                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "The Group")

                Grants under Share Price Recovery Incentive Plan

As part of Waterford Wedgwood's Share Price Recovery Incentive Plan, the Group has granted, in aggregate, options over 328,431,342 ordinary shares to certain executive directors and senior management of the Group. Options granted to executive directors and senior management include:

Peter Cameron:                  options over 104,411,753 shares

Patrick Dowling:                options over 14,501,632 shares

John Foley:                     options over 14,501,632 shares

Ottmar Kuesel:                  options over 14,501,632 shares

Moira Gavin:                    options over 14,501,632 shares

Wayne Nutbeen:                  options over 14,501,632 shares

Frank Johnston:                 options over 14,501,632 shares

The options have been granted under the Group's Share Price Recovery Incentive Plan at an exercise price of EUR0.06 per share, representing a premium of 20 per cent over the closing middle market price of EUR0.05 on 14 December 2005.

Sir Anthony O'Reilly, Chairman, said: "I am pleased by the new options structure we now have in place, which was approved at this year's Annual General Meeting. It ensures the interests of our senior management are even more closely aligned with the business and therefore the interests of all the Group's shareholders. These options make certain that when Waterford Wedgwood succeeds, so will our senior management.

"Peter Cameron has led the restructuring and we now have the right people appointed to continue the process. This scheme means that we have the appropriate incentives to keep the team in place during the recovery of the Group."

ends

Enquiries:

Powerscourt (UK and International Media)            +44 (0) 20 7236 5615
Rory Godson                                         +44 (0) 7909 926 020
Anthony Silverman                                   +44 (0) 7818 036 579

Dennehy Associates (Irish Media)                    +353 (0) 1 676 4733
Michael Dennehy                                     +353 (0) 87 255 6923





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 15 December 2005